SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*
General Growth Properties, Inc.
(Name of Issuer)
Common Stock, $.01 par value per share
(Title of Class of Securities)
370021107
(CUSIP Number)
Marshall E. Eisenberg
Neal, Gerber & Eisenberg LLP
Two North LaSalle Street, Suite 2200
Chicago, Illinois 60602
(312) 269-8000

Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 2, 2009

(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
          * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
          The information required on the remainder of this cover page shall net be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 370021107	13D	Page 2 of 7

1	NAMES OF REPORTING PERSONS General Trust Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	South Dakota

	7	SOLE VOTING POWER

NUMBER OF		2,919,458

SHARES	8	SHARED VOTING POWER*
BENEFICIALLY
OWNED BY		69,015,823

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,919,458

WITH	10	SHARED DISPOSITIVE POWER*

		69,015,823

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

	71,935,281

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	22.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
*Includes 2,817,811 shares of common stock, par value $.01 per share, of General Growth Properties, Inc. issuable upon conversion of certain units of limited partnership interest in GGP Limited Partnership.

CUSIP NO. 370021107	13D	Page 3 of 7

1	NAMES OF REPORTING PERSONS M.B. Capital Partners III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	South Dakota

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER*
BENEFICIALLY
OWNED BY		69,015,823

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER*

		69,015,823

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

	69,015,823

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	22%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
*Includes 2,817,811 shares of common stock, par value $.01 per share, of General Growth Properties, Inc. issuable upon conversion of certain units of limited partnership interest in GGP Limited Partnership.

CUSIP NO. 370021107	13D	Page 4 of 7

1	NAMES OF REPORTING PERSONS M.B. Capital Units L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER*
BENEFICIALLY
OWNED BY		45,167,821

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER*

		45,167,821

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

	45,167,821

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	14.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
*Includes 2,817,811 shares of common stock, par value $.01 per share, of General Growth Properties, Inc. issuable upon conversion of certain units of limited partnership interest in GGP Limited Partnership.

CUSIP NO. 370021107	13D	Page 5 of 7
Except as specifically amended hereby, all other provisions of the Reporting Persons’ 13D filed with the Securities and Exchange Commission (the “SEC”) on August 21, 2007, as amended by Amendment No. 1 filed with the SEC on April 1, 2008 and Amendment No. 2 filed with the SEC on October 17, 2008 (as so amended, the “Schedule 13D”) remain in full force and effect. Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in such Schedule 13D.
Item 4. Purpose of Transaction.
          Item 4 is hereby amended by deleting the last sentence in the first paragraph thereof and inserting the following after the second paragraph:
On December 23, 2008, Units L.L.C. issued a notice to the Issuer, as general partner of GGP Limited Partnership, a Delaware limited partnership, exercising Unit L.L.C.’s right to convert 42,350,000 units of limited partnership interest (the “Units”) of GGP Limited Partnership into shares of Common Stock. Each such Unit is convertible with no additional consideration on a one-for-one basis into a share of Common Stock. The conversion was completed on January 2, 2009. The terms of the conversion are governed by a Rights Agreement, as amended, which is more fully described in Item 6 hereof.
The conversion was effected to give the Reporting Persons direct ownership of the shares of Common Stock received upon conversion of the Units. The conversion does not change the amount or percentage of Common Stock beneficially owned by the Reporting Persons as required to be reported under Section 13(d) since the Units were convertible at any time. The conversion of the Units, however, results in an increase in the percentage of shares of Common Stock that the Reporting Persons will be able to vote from approximately 10% to approximately 22.2% because the Units held prior to the conversion did not have the same voting rights as Common Stock.
The Reporting Persons continue to review their investments in the Common Stock and, from time to time, depending upon certain factors, including without limitation, the financial performance of the Issuer, the availability and price of shares of the Common Stock, tax considerations and other general and market conditions, may determine to acquire additional shares of Common Stock, or dispose of Common Stock, in open market transactions or otherwise.
Item 5. Interest in Securities of the Issuer.
Item 5 is hereby amended and restated in its entirety as follows:
(a) and (b): To the best knowledge of the Reporting Persons, there were approximately 311,300,000 shares of Common Stock outstanding as of January 2, 2009, as reported in the Issuer’s Current Report on Form 8-K dated and filed with the SEC on January 2, 2009. The Reporting Persons continue to beneficially own 2,817,811 Units which are convertible on a one-for-one basis into shares of Common Stock (the “Remaining Convertible Units”). Based on the foregoing, and assuming the conversion of the Remaining Convertible Units into 2,817,811 shares of Common Stock, the 71,935,281 shares reported herein as beneficially owned by the Reporting Persons constitute 22.9% of the outstanding shares of Common Stock and consist of the following:
(i)	71,935,281 shares beneficially owned by GTC, including 2,817,811 shares issuable upon conversion of the Remaining Convertible Units, or 22.9% of the outstanding shares of Common Stock;

(ii)	69,015,823 shares beneficially owned by M.B. Capital, including 2,817,811 shares issuable upon conversion of the Remaining Convertible Units, or 22% of the outstanding shares of Common Stock; and

(iii)	45,167,821 shares beneficially owned by Units L.L.C., including 2,817,811 shares issuable upon conversion of the Remaining Convertible Units, or 14.4% of the outstanding shares of Common Stock.

CUSIP NO. 370021107	13D	Page 6 of 7
GTC has the sole power to vote or direct the vote of 2,919,458 shares of Common Stock. GTC, M.B. Capital and Units L.L.C. share the power, upon conversion of the Remaining Convertible Units, to vote or direct the vote of 45,167,821 shares of Common Stock. GTC and M.B. Capital share the power, upon conversion of the Remaining Convertible Units, to vote or direct the vote of 69,015,823 shares of Common Stock.

GTC has the sole power to dispose or direct the disposition of 2,919,458 shares of Common Stock. GTC, M.B. Capital and Units L.L.C. share the power, upon the conversion of the Remaining Convertible Units, to dispose or direct the disposition of 45,167,821 shares of Common Stock. GTC and M.B. Capital share the power, upon conversion of the Remaining Convertible Units, to dispose or direct the disposition of 69,015,823 shares of Common Stock.

Except as set forth below, as of the date hereof, none of the Reporting Persons, nor to the knowledge of any of the Reporting Persons, any of the persons listed in Item 2 hereof, beneficially owns any shares of Common Stock other than the shares owned by the Reporting Persons. Marshall Eisenberg owns 50,000 shares of Common Stock with respect to which Mr. Eisenberg has sole power to vote and to dispose of such shares. E. Michael Greaves owns 6,723 shares of Common Stock with respect to which Mr. Greaves has sole power to vote and to dispose of such shares. Patricia Gessmann owns 673 shares with respect to which Ms. Gessmann has sole power to vote and to dispose of such shares. Earl Melamed owns 5,358 shares with respect to which Mr. Melamed has sole power to vote and to dispose of such shares.

(c)	Except as described in Item 4 above, during the last 60 days, no transactions in the Common Stock were effected by the Reporting Persons, nor to the knowledge of any of the Reporting Persons, any of the persons listed in Item 2 hereof.

(d)	No persons other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of Common Stock owned by the Reporting Persons.

(e)	Not Applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 is amended by adding to the end thereof:
          See Item 4 above for a description of the conversion of 42,350,000 of the Units on January 2, 2009 pursuant to the terms of the Rights Agreement.
Item 7. Material to be Filed as Exhibits.
Not Applicable.

CUSIP NO. 370021107	13D	Page 7 of 7
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 6, 2009

GENERAL TRUST COMPANY

By:	/s/ E. Michael Greaves

Name:	E. Michael Greaves

Title:	Vice President

M.B. CAPITAL PARTNERS III

By:	/s/ E. Michael Greaves

Name:	E. Michael Greaves

Title:	Vice President

M.B. CAPITAL UNITS LLC

By:	M.B. Capital Partners III,
its sole member

	By:	/s/ E. Michael Greaves

	Name:	E. Michael Greaves

	Title:	Vice President